SECURITI 13026078 ION

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SEC FILE NUMBER
8 - 46721

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **OCTOBER 1, 2012** AND ENDING **SEPTEMBER 30,2013**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

MERRIMAC CORPORATE SECURITIES, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

1150 Douglas Ave. Ste 1080

ALTAMONTE SPRINGS,	**FLORIDA**	**32714**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK THOMES, CFO **(407) 389-8500**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN,CPAsLLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 12 2013
16 REGISTRATIONS BRANCH

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***MARK THOMES***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***MERRIMAC CORPORATE SECURITIES***, INC. ***as of SEPTEMBER 30,2013***, are true and correct.I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

CFO
____
Title

X ____________________ 11/20/13
Notary Public

Seminole County

JASON GARCIA
MY COMMISSION # EE858105
EXPIRES December 13, 2016
(407) 398-0153 FloridaNotaryService.com

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MERRIMAC CORPORATE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

ASSETS	
Cash and cash equivalents	$ 43,101
Deposit with clearing broker	52,615
Due from broker	80,148
Other asset	3,094
Total assets	$ 178,958
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 142,854
Total liabilities	142,854
Commitments and Contingencies (Notes 5 and 6)	
Stockholders' equity (Note 7)	
Common stock	44,253
Additional paid-in capital	10,000
Retained earnings (deficit)	(18,149)
Total stockholders' equity	36,104
Total liabilities and stockholders' equity	$ 178,958

The accompanying notes are an integral part of this statement.

Note 1 - Nature of Business

Merrimac Corporate Securities, Inc. (The "Company"), was incorporated in the state of New Hampshire on October 21, 1993 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day after trade date for securities and one business day for options. Commission income and related expense are recorded on a settlement date basis. There is no material difference between trade date and settlement date accounting.

b) ***Income Taxes***
FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS No. 109" was issued July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 2 - Summary of Significant Accounting Policies (continued)

d) ***Equipment***

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between September 30, 2013 and November 25, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Income Tax

The Company can utilize carry forward losses to offset current taxes and at September 30, 2013 has a remaining net operating loss of approximately $80,000 for income tax purposes. This carry forward will expire from 2021-2031. A valuation allowance of $20,000 has been established to offset the deferred tax asset arising from this carry forward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 4- Related Party Transactions

The Company entered into a branch license agreement with an officer and shareholder (the "Licensee"). Under this agreement, the Licensee will conduct its business as a securities broker solely through the Company. The licensee receives 95 percent of its commission revenue, which includes reimbursement for certain overhead and occupancy expenses, after deducting any costs advanced by the Company for the execution of trades, such as clearing charges. A rate deduction of four percent will be imposed if any legal matter of the Licensee through the Company results in claims greater than $100,000. If the licensee's commission revenue drops below a minimum threshold, then the Company will pay the licensee a minimum fee which varies depending on the Company's cash flow.
For the year ended September 30, 2013, branch license fees of approximately $443,095 have been paid to the Licensee. Such amount is included in commission. There was no amount due to the licensee as of September 30, 2013.

The Company subleases office space from an entity owned by an officer and shareholder of the Company on a month-to-month basis. For the year ending September 30, 2013 rent expense was $13,337 which is included in Office expense.

Note 5- Commitments and Contingencies

The Company has two open FINRA investigations at September 30, 2013. The first case which was opened on 7/3/13 is in its initial stage and it is therefore too early to express an opinion as to the likelihood of success or to estimate the potential loss.

In the second case FINRA conducted an investigation relating to the Company's failure to reasonably supervise transactions of registered representatives of the Company. In a decision dated November 19th, 2013 FINRA concluded its investigation and fined the Company $100,000. The Company is appealing the fine and believes the amount will be substantially reduced. The full amount of $100,000 has been included in aggregate indebtness in determining the Company's Net Capital requirement (Note 7).

At September 30, 2013, five customers with various complaints against the Company have filed for arbitration.

The Company believes that the first case will be settled in their favor. As such no amount has been accrued as of September 30, 2013.

In the second through fifth cases, the customers are seeking damages of approximately $2,000,000, plus attorney's fees, other costs and punitive damages. These proceedings are in their initial stages and it is therefore too early to express an opinion as to the likelihood of success or to estimate the potential loss. In addition, the Company believes that the claims are without merit and intends to vigorously contest the matters. As such, no amount has been accrued as of September 30, 2013 for these claims.

Note 6- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

Note 6- Financial Instruments with Off-Balance Sheet Credit Risk (Continued)

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2013, the Company had net capital of $33,010, which was $16,819 in excess of its required net capital of $16,191. The Company's net capital ratio was 735.70%.

A copy of the Firm's Statement of Financial Condition as of September 30, 2013, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Merrimac Corporate Securities, Inc.
1150 Douglas Ave. Ste 1080
Altamonte Springs, FL 32714

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Merrimac Corporate Securities, Inc., (the Company) as of September 30, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Merrimac Corporate Securities, Inc., as of September 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
November 25, 2013

MERRIMAC CORPORATE SECURITIES, INC.
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended September 30, 2013

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Stockholders of
Merrimac Corporate Securities, Inc.
1150 Douglas Ave. - Suite 1080
Altamonte Springs, FL 32714

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2013, which were agreed to by Merrimac Corporate Securities, Inc.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2013, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP (NY)
November 25, 2013

MERRIMAC CORPORATE SECURITIES, INC.
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended September 30, 2013

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$	2,993,007
Additions		-
Deductions		(573,959)
SIPC Net Operating Revenues	$	2,419,048

Determination of General Assessment:

SIPC Net Operating Revenues:	$	2,419,048
General Assessment @ .0025		6,048

Assessment Remittance:

Less: Payment made with Form SIPC 6 in August, 2013		(3,765)
Assessment Balance Due	$	2,282

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended September 30, 2013:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$	2,419,048
SIPC Net Operating Revenues as computed above		2,419,048
Difference	$	-